
March 28, 2012

Fengrui Yue
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Ya Zhu Silk, Inc.**
> **Form 8-K**
> **Filed February 27, 2012, as amended March 7, 2012**
> **File No. 333-155486**

Dear Mr. Yue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you were a shell company as defined in Rule 12b-2 of the Exchange Act at the time of the transaction described in Item 2.01 of the Form 8-K. Please revise your disclosure to prominently highlight throughout the Form 8-K a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K. Please note the resale restrictions imposed by Rule 144(i) for one year following the consummation of the merger. Please add risk factor disclosure where appropriate.

General – Age of Financial Statements

2. Please update the audited financial statements and other financial information in the filing to include the fiscal year ended December 31, 2011.

Item 2.01 Completion of Share Exchange Agreement, page 3

3. Please include a section describing the background of the share exchange transaction. Your disclosure should discuss the negotiations leading up to the agreement and the reasons why the parties chose this particular transaction. In addition, identify all parties involved and explain the roles played by all individuals and entities involved in arranging or facilitating the transaction.

4. In order for investors to understand your organizational structure more clearly subsequent to the share exchange agreement, please include a corporate structure chart to clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the chart. In addition, we note disclosure in the notes to the financial statements and in the voting agreements filed as exhibits to the 8-K, describing principals and capital contributors of Beijing Yiyueqiji Science and Technology Development Ltd. Inc. ("Yiyueqiji") and Guangzhou XingWei Communications Technology Ltd. Inc. ("XingWei") that are not discussed within the 8-K itself. Please revise your disclosure to discuss the main principals and contributors of these entities, including this disclosure in your organizational chart. For example, we note disclosure in the Yiyueqiji Voting Agreement that Su Jin and Xing Zhibin are named as principals collectively holding 100% of the equity interests in Yiyueqiji. Further, we note in the notes to the financial statements that Su Jin and Xing Zhibin contributed an aggregate of $234,379 to Yiyueqiji as of September 30, 2011. Further, we note in the XingWei Voting Agreement that Chengwu Zhu, Qijian He and Songtao He collectively hold 100% of the equity interests in XingWei. Finally, we note in the notes to the financial statements that these three individuals contributed an aggregate of $127,843 to XingWei as of September 30, 2011.

5. We note your reference to an asset purchase agreement entered into by the company with Kunekt Corporation ("Kunekt"). In addition, we note disclosure in Kunekt's Form 10-K for fiscal year ended October 31, 2011 (File No. 000-53561), filed by Kunekt on February 29, 2012, that multiple agreements entered into by Kunekt are not valid, terminated and cancelled due to a temporary cease trade order issued against Kunekt by the British Columbia Securities Commission. This includes two share exchange agreements dated January 20, 2011, as amended March 31, 2011, among Kunekt, AMS-INT Asia Limited ("AMS"), Ferngrui Yue ("Yue"), Matt Li ("Li"), Yiyueqiji and XingWei. Please revise your disclosure to discuss the temporary cease trade order issued against Kunekt and the effect it has on all agreements entered into by Ya Zhu and all parties subject to the master agreement, including discussion of the asset purchase agreement with Kunekt. If applicable, provide appropriate risk factor disclosure also.

6. Revise your disclosure to discuss the agreement entered into between Ya Zhu and a "private party." Identify the private party and, if applicable, please file the agreement as an exhibit to the 8-K.

7. Revise your disclosure to discuss why you were unable to close the agreements contemplated under the master agreement, thus resulting in an amendment to the master agreement extending, by six months, all of the dates in the agreements entered into pursuant to the master agreement.

Share Exchange Agreements, page 4

8. Disclose how you are accounting for the transaction involving the share exchange agreement between Kunekt, AMS, Yue, XingWei, Li, Yiyueqiji, Bruk, and yourself. Disclose who you believe to be the accounting acquirer. Disclose how you determined the accounting acquirer. Refer to your basis in accounting literature.

9. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

    a. How do you maintain your books and records and prepare your financial statements?

    b. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

    c. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

    d. What is the background of the people involved in your financial reporting?

    e. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

        • what role he or she takes in preparing your financial statements;
        • what relevant education and ongoing training he or she has had relating to U.S. GAAP;
        • the nature of his or her contractual or other relationship to you;
        • whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
        • about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

    f.   If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

    g.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements;
- how many hours they spent last year performing these services for you;
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

    h.   If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

10. Please reconcile your disclosure in the 8-K that 1,200,000 shares of Ya Zhu's common stock will be issued pursuant to the "Yue Share Agreement" in consideration for all of the shares of AMS held by Yue, with disclosure in the Master Amending Agreement No. 2 filed as Exhibit 10 to the 8-K filed on February 27, 2012, that a total of 3,384,000 common shares of Ya Zhu will be issued in exchange for all of the AMS shares held by Yue.

11. We note that you issued 480,000 common shares to Yue and 1,480,000 common shares to Li on February 20, 2012. Please confirm whether these shares are disclosed as issued and outstanding in the 8-K. We note disclosure on page 43 that as of February 24, 2012, you had 5,180,000 common shares issued and outstanding. If not, please revise your disclosure accordingly to include these share issuances. This would include a revision to your beneficial ownership table on page 43.

12. Please clarify the maximum number of shares that may be issued to Yue and Li under the share exchange agreements.

13. Please clarify whether Yue and Li will receive any common shares if your revenue is less than $9 million for the period of October 31, 2011 to September 30, 2012. We note that

if your revenue from October 31, 2011 to September 30, 2012 is greater than or equal to $20 million *and* your revenue from October 31, 2011 to June 30, 2012 is less than $9 million, you shall issue 400,000 common shares to Yue and 1,224,000 common shares to Li on a pre-split basis.

14. Please clarify how you closed the Yue and Li share exchange agreements on February 20, 2012 given the relative uncertainty surrounding the exact number of common shares that will be issued under the agreements. Please discuss whether closing was contemplated under the agreements given the conditional share issuance scenarios.

Purchase of Kunekt Assets, page 5

15. Please refer to our prior comment 5. Please discuss when/if you anticipate the asset purchase agreement closing. Please discuss the temporary cease trade order against Kunekt and discuss, in detail, the effect the order has on the closing of the asset purchase agreement. We note your disclosure that as of February 16, 2012, Kunekt has not received shareholder approval of the asset sale.

16. Please discuss Mark Bruk's relationship to Kunekt. In addition, discuss the purpose and effect of Mr. Bruk agreeing that within 10 days of the share distribution to Kunekt's shareholders, he will cancel such number of shares such that he will have no more than 148,917 common shares.

Subscription Agreement, page 6

17. Please disclose the date and the exact amount of common shares received by the subscriber pursuant to the subscription agreement. This includes the common shares transferred by an existing shareholder of Ya Zhu. Please identify the "private party" subject to the subscription agreement of 40,000 common shares and identify the existing shareholder of Ya Zhu who transferred 226,667 common shares to the subscriber. Finally, confirm whether these shares are currently disclosed as issued and outstanding. If not, please revise your disclosure accordingly, including revising your beneficial ownership table on page 43.

18. Further, please discuss the purpose and effect of the condition to the subscription agreement that the subscriber receive 226,667 common shares by transfer from an existing shareholder of Ya Zhu.

19. Disclose when you received the funds subject of the subscription agreement. Disclose the aggregate amount of funds received. Please also discuss the terms of the promissory note in the amount of $216,000 here and in your Liquidity section of your MD&A.

Registration Rights, page 6

20. Please disclose which parties are subject to the registration rights agreement. In addition, discuss who will receive the penalty payments of 1.5% of the deemed value of the common shares per month if the common shares are not registered within 120 days of December 31, 2011.

21. We note your disclosure that you have agreed to perform duties in order to allow the "holders" to benefit from unrestricted sale of the issued shares under Rule 144 and any other rule or regulation of the SEC that may at any time permit the holders to sell their issued shares without registration. Please discuss what duties you are referring to and discuss how the resale restrictions of Rule 144(i) affect your agreement to perform these duties to allow for the unrestricted sale of the 7,104,000 issued shares.

Business, page 8

AMS, page 9

22. Please revise your disclosure to make clear that the existing smartphone and tablet product lines are delivered and manufactured by XingWei and Yiyueqiji and that AMS has no operations other than to act as a wholly foreign-owned enterprise in the PRC. Thus, expand your disclosure to identify the PRC subsidiary as AMS and that the entity is a wholly foreign-owned enterprise. Include a discussion of the laws and regulations associated with wholly foreign-owned enterprises in the PRC and any impact these laws and regulations would have on the subsidiary and your company as a whole if applied to you. This includes appropriate risk factor disclosure discussing the relevant PRC law that requires that any dividends paid by PRC subsidiaries, which are wholly foreign-owned enterprises, come from their accumulated profits, if any, after the subsidiaries have made allowances to fund statutory reserves. We note that a PRC subsidiary is required to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company's registered capital. Please disclose your registered capital and include whether the allocations the company has made to such fund to date complies with the applicable PRC laws and regulations. To the extent the company has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of non-compliance.

Variable Interest Entities Agreements, page 9

23. Please address why you currently utilize the VIE structure. Discuss any legitimate business purpose for using the structure.

24. Please disclose when you anticipate entering into the other related agreements with the operating entities referenced on page 10. This includes the Intellectual Property License Agreement, Exclusive Management and Consulting Services Agreement and the Call Option Agreements. If these contractual arrangements have been recently entered into,

please discuss the key provisions, term, termination and renewal expectations for the series of contractual arrangements discussed. Please also file the agreements as exhibits to an amended Form 8-K.

25. Please revise your disclosure to discuss, in detail, all PRC laws and regulations that govern your VIE agreements. Please also provide appropriate risk factor disclosure addressing all of the risks associated with attempting to comply with the applicable PRC laws and regulations related to your business and corporate structure.

26. We note AMS has signed contractual management contracts with Yiyueqiji and XingWei and that Yiyueqiji and XingWei are considered the operating entities of the company through a VIE structure. However, we note disclosure that the full acquisition of Yiyueqiji and XingWei "is anticipated to occur in the third calendar quarter of 2012." In addition, we note disclosure in the notes to Ya Zhu Silk's pro forma financial statements filed as Exhibit 99 to the Form 8-K filed on February 27, 2012, that AMS has no operations other than holding 100% ownership interest of Yiyueqiji and XingWei. Please clarify this disclosure. Please confirm whether you have plans to convert the VIE structure into a direct foreign ownership structure. If so, discuss how you plan to fully acquire Yiyueqiji and XingWei.

27. Please disclose whether you had PRC counsel issue an opinion regarding the validity and enforceability of the contractual arrangements. If so, please file the opinion as an exhibit to an amended Form 8-K. If the company did not get an opinion from PRC counsel, please provide appropriate risk factor disclosure addressing this.

28. We note disclosure in Section 1.3 of the Voting Agreements filed as Exhibits to the Form 8-K filed on February 27, 2012 that the principals of Yiyueqiji and XingWei have agreed to execute and deliver an equity pledge agreement for each of the principals to pledge their voting rights as collateral on their obligations under the agreement. Please disclose whether these equity pledge agreements have been executed. If so, disclose whether the registration of the equity pledge agreements have taken place with the relevant agency in the PRC. If applicable, disclose which agency and in which city, your equity pledge agreement registration is currently on file in. Please also disclose when you filed for registration of the agreement and discuss whether the pledge agreement is enforceable prior to registration. We are aware that under PRC law, a pledge of equity interests can only be valid after such pledge is registered at the relevant agency. If the pledge agreement is not yet registered, discuss the effect the unenforceability of this agreement may have on your business, financial condition and results of operations.

29. We note your disclosure that as a result of the VIE agreements, AMS has the power to direct the VIE's activities that most significantly impact the VIEs' economic performance and the obligation to absorb the VIEs' losses that could be significant to the VIEs. However, please revise your disclosure to prominently discuss that your contractual arrangements with Yiyueqiji and XingWei and its shareholders, do not provide you with ownership interests in Yiyueqiji and XingWei. Discuss that if Yiyueqiji and XingWei or

its shareholders fail to perform their respective obligations under these contractual arrangements, you may have to legally enforce such arrangements and your business, financial condition and results of operations may be materially and adversely affected if these contractual arrangements cannot be enforced. Please also provide appropriate risk factor disclosure addressing this issue.

30. Please disclose whether you have any pledge agreements with respect to the underlying assets as collateral to secure the responsibilities of Yiyueqiji and XingWei. For example, we note that some VIE structures employ pledge agreements to secure the underlying assets of the operating affiliate.

31. Please disclose whether, and if so, which of your VIE agreements speak to the right of Yiyueqiji and XingWei to undergo a voluntary liquidation proceeding. In a supplemental analysis, please provide us with an analysis as to how your VIE agreements would work in any liquidation proceeding, both voluntary and involuntary. Please include all appropriate PRC Rules, Regulations, Circulars and other guidance in your analysis.

Industry, page 11

32. Your disclosure in the sections titled "Industry," "Market Size," "Market Trends," and "The Opportunity" is generic and does not specifically discuss how the industry, market size and trends, and the opportunity in this market will benefit your company. Please revise your disclosure to provide more specific disclosure related to your market and why you believe the consumer electronics business in the PRC and the other emerging economies referenced on page 11, represent an "attractive opportunity" for your company and its products.

The Rise of the Android Operating System, page 13

33. Please revise your disclosure to clarify what "white-box" mobile devices and "white-box" Chinese companies are.

Our Products, page 13

34. We note your products referenced on page 13 are either "in production" or are "being developed." So investors better understand your current state of operations, please define "in production" and "being developed."

35. Explain your disclosure that your product is "currently outsourced" to manufacturers in China given your operating entities subject to the VIE agreements are located in the PRC.

Sales, page 15

36. We note your disclosure that your management anticipates opening a sales office in the United States. Please address the process and procedures you will have to undertake to

have a PRC operating entity that manufactures consumer electronics, such as smartphones and tablets, establish sales offices in the United States and other international sales markets. If applicable, please provide appropriate risk factor disclosure addressing the uncertainty surrounding the opening of sales offices in these markets.

Research and Development, page 16

37. Provide the basis for your statement that management believes you "will build strategic relationships with one or more leading telecom companies to jointly develop quality products for worldwide opportunities." Identify and provide the primary market of the telecom companies you are referring to.

Intellectual Properties, page 17

38. Disclose whether Kunekt was granted the trademark on "Kunekt" by the U.S. Patent and Trademark Office.

39. Provide the material terms of the licensing agreement with Kunekt to license the Kunekt assets. Please file the agreement as an exhibit to an amended Form 8-K. Discuss whether the term of the license agreement will be extended if the asset purchase agreement is not closed by June 29, 2012.

XingWei's Business, page 17

40. We note your disclosure on pages 18 and 20 that XingWei and Yiyueqiji are in the consumer electronic business, and there are no Chinese government regulations that management is aware of that would affect XingWei and Yiyueqiji. Please clarify this statement. Please confirm whether you mean the consumer electronics industry in China is not regulated at all, or whether the consumer electronics sector is open to foreign investment in China, or both. If applicable PRC rules and regulations are at issue, please substantially revise your disclosure throughout the 8-K, including in the risk factor section, to address the main PRC rules and regulations that affect your industry and also affect foreign investment in PRC operating entities.

41. Please clarify your statement on page 18 that XingWei is "qualified for government support to further develop intellectual property rights for certain selected projects."

Yiyueqiji's Business, page 18

42. Provide the basis for your statement that Yiyueqiji has developed "industry leading hybrid smartphone and other mobile device related products."

43. Clarify for investors what a "sample" of your hybrid smartphone technology is and identify the major market for these samples. We note your disclosure that a majority of Yiyueqiji's revenue comes from the sales of these samples.

Risk Factors, page 20

44. Provide risk factor disclosure discussing that your independent auditor has issued an opinion as to its doubt of the company's ability to continue as a going concern.

45. Please refer to our prior comments 23 through 31 addressing the current VIE structure of your business. Please provide risk factor disclosure addressing the risks associated with this structure, i.e., primarily not having direct foreign ownership of the operating entities. In addition, discuss all appropriate PRC rules and regulations that govern these VIE arrangements.

We may rely on trade secret protections through confidentiality agreements…, page 26

46. Please revise this risk factor to state that, historically, China has not protected a company's intellectual property to the same extent as the United States.

Our president is a non-resident of the United States, page 28

47. Please disclose where Mr. Frank Fengrui is a resident of.

Our common stock is illiquid…, page 30

48. Please refer to our prior comment 1. Given that Ya Zhu was a shell at the time of the transaction discussed in Item 2.01, please revise this risk factor to address a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K. Please note the resale restrictions imposed by Rule 144(i) for one year following the consummation of the merger.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 32

49. Please expand your disclosure, if material, to provide disclosure here, in your risk factor disclosure and in your Liquidity section and Notes to your Financial Statements to clearly describe the restrictions on your ability to use the revenues from Yiyueqiji and XingWei outside of the PRC. For example, disclose whether revenues generated in the PRC can be used (either with or without regulatory approval), to:

- pay dividends to shareholders outside of the PRC;
- pay off debt generated outside of the PRC;
- pay employees located outside of the PRC in currency other than the Renminbi; or

- pay for capital expenditures outside of the PRC in currency other than the Renminbi.

In addition, if Yiyueqiji and XingWei liquidate, please indicate whether the proceeds from the liquidation of the assets could be used outside of the PRC or be given to investors who are not PRC nationals.

50. Please refer to our prior comment 26. It appears that you currently consolidate Yiyueqiji and XingWei through a VIE structure. You also disclose that "full acquisition of Yiyueqiji and XingWei is anticipated to occur in the third calendar quarter of 2012." In this section also, please explain this statement and how you plan to fully acquire Yiyueqiji and XingWei.

51. You state that, "As a result of our continued commitment to research and development ('R&D'), fiscal 2011 brought many new enhancements to our product portfolio." For each period presented, please disclose total research and development costs charged to expense in the notes to the financial statements in accordance with ASC 730-10-50.

Plan of Operation, page 32

52. Reconcile your disclosure on page 32 that you continue to work closely with your suppliers, with disclosure on page 25 that you currently do not have any long-term or exclusive purchase commitments with any suppliers.

Pro Forma Information, page 33

53. We refer to your presentation of pro forma combined operating results of Ya Zhu Silk, Inc. AMS, Yiyueqiji, and XingWei. Please note that your MD&A should first and prominently discuss historical results of operations. If you choose to supplement historical results of operations with pro forma results due to a material acquisition, then your pro forma financial information may be presented in a format consistent with Article 11 of Regulation S-X. It would be inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation. Please revise accordingly.

54. Please provide a tabular presentation of AMS-INT Asia Limited and Subsidiaries results of operations, for both the year ended December 31, 2010 and December 31, 2009, discussing in detail the fluctuation between the two periods for each major line. If AMS did not consolidated Yiyueqiji and Xing Wei until June 29, 2011, describe the business that was included prior to that date and how the different businesses affected your results of operations. Provide a similar tabular presentation and results of operations discussion for the nine months ended September 30, 2011 and September 30, 2010.

<u>AMS-INT Asia Limited and Subsidiaries, page 33</u>

<u>Liquidity and Capital Resources, page 34</u>

55. Discuss the significant increase in funds advanced from "related parties of AMS." Disclose the amount of funds advanced and provide appropriate related party disclosure here and also in your related transaction section on page 47.

<u>Guangzhou XinWei Communications Technologies Ltd. Inc., page 39</u>

56. Explain your reference to the U.S. government being one of your customers. Identify the customers and discuss which products and solutions these customers caused an increase in demand for fiscal year 2010 compared to 2009.

<u>Security Ownership of Certain Beneficial Owners and Management, page 43</u>

57. Please refer to our prior comments 11 and 17. Please confirm whether the 5,180,000 common shares issued and outstanding as of February 24, 2012 include the common shares issued pursuant to the share exchange agreements and the subscription agreement discussed in our prior comments. If not, please revise your disclosure accordingly.

58. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares beneficially held by Ya Zhu.

<u>Exhibit 99.1</u>

<u>Beijing Yiyueqiji Science and Technology Development Ltd., Inc.</u>

<u>Note 7 Capital Contributions, page Yiyueqiji-7</u>

59. Based on your disclosure Su Jin and Xing Zhibin injected all the capital for Yiyueqiji. In this regard;

   • Confirm Su Jin and Xing Zhibin are the legal equity owners of Yiyueqiji.
   • Disclose if or how Su Jin and Xing Zhibin are related to Matt Li, the person involved in the Li, Yiyueqiji and AMS Share Exchange Agreement.
   • Disclose why Yiyueqiji is involved in the AMS Share Exchange Agreement.
   • Disclose how Matt Li is related to Yiyueqiji.

<u>Guangzhou XingWei Communications Technology LTD. Inc.</u>

<u>Note 8 Capital Contributions, page XingWei-9</u>

60. Based on your disclosure Zhu Chengwu, He Qijan, and He Songtao injected all the capital for XingWei. In this regard;
    - Confirm if Zhu Chengwu, He Qijan, and He Songtao are the legal equity owners of XingWei.
    - Disclose if or how Zhu Chengwu, He Qijan, and He Songtao are related to Ferngrui Yue, the person involved in the Yue, XingWei and AMS Share Exchange Agreement.
    - Disclose why XingWei is involved in the AMS Share Exchange Agreement.
    - Disclose how Ferngrui Yue is related to XingWei.

Report of Independent Registered Public Accounting Firm, page XingWei-10

61. The last paragraph refers to "Spicy Guangzhou XingWei Communications Technology Ltd. Inc." rather than "Guangzhou XingWei Communications Technology Ltd. Inc." Please revise to correct the name of the company.

AMS-INT Asia Limited and Subsidiaries

Financial Statements for nine months ended September 30, 2011

62. On page 4 of your Form 8-K filed on February 27, 2012 you refer to share exchange agreements where you issued certain shares for all shares of AMS held by Yue and Li. In this regard, please disclose, in your consolidated balance sheet and consolidated statement of changes in stockholders' equity, the number of shares issued and outstanding as of September 30, 2011 and December 30, 2010. Please provide this information in your financial statements for the fiscal year ended December 31, 2010.

63. It appears that you had a capital injection of $863,854. In the notes to your financial statements and in the liquidity section of your MD&A, please discuss the details of this transaction including; how this transaction was structured, who provided the capital, and what shares or ownership rights were issued in connection with the capital injection.

64. Based on your consolidated statement of changes in stockholders' equity and consolidated statement of cash flows it appears that you acquired a subsidiary. Please disclose your material business combinations in the notes to your financial statements in accordance with the disclosure requirement of ASC 805.

65. We note based on your disclosure on page 9 of your Form 8-K filed on February 27, 2012 that "On June 29, 2011, AMS entered into a series of contractual arrangements (the 'VIE Agreements') with each of Yiyuegiji and XingWei (the 'VIEs' or the 'Operating Companies')." In this regard, if you did not enter into the VIE agreements until June 29, 2011, disclose the nature of the business operations included in your financial statement prior to June 29, 2011.

Notes to the Financial Statements, page AMS-5

66. From your financial statements it is unclear to us where your operating facilities are located. Disclose if you own your operating facilities and or rent facilities. Disclose how you account for these facilities.

Note 1 Organization and Description of Business, page AMS-5

67. We refer to your statement that "the Company is primarily engaged in the growing and selling of agriculture products in China." Please explain why this description of the AMS business does not agree to the description of AMS on page 9 of your Form 8-K filed on February 27, 2012. Revise accordingly in these financial statements as well as in your financial statements for the fiscal year ended December 31, 2010.

Note 2 Summary of Significant Accounting Policies, page AMS-5

68. We refer to your disclosure on page 9 of your Form 8-K filed on February 27, 2012 that "On June 29, 2011, AMS entered into a series of contractual arrangements (the 'VIE Agreements') with each of Yiyuegiji and XingWei (the 'VIEs' or the 'Operating Companies')." In this regard, present all the VIE disclosure as required by ASC 810-10-50. Also, provide this information in your financial statements for the fiscal year ended December 31, 2010, if applicable.

69. Please include a discussion on current vulnerability due to certain concentrations, including disclosure about financial institutions that hold your cash and cash equivalents. Also discuss concentration with regard to customers and suppliers. Refer to ASC 275-10-50-16 through ASC 275-10-50-22. Provide this information in your financial statements for the fiscal year ended December 31, 2010.

Revenue Recognition, page AMS-5

70. Please expand your revenue recognition policy to fully describe when and how you recognize revenue as it pertains to AMS's specific business activity. Please note, your revenue recognition policy should not reiterate accounting literature, but should provide detailed information regarding each type of revenue transaction such as product sales, services delivered, and multiple deliverables. Please provide this information in your financial statements for the fiscal year ended December 31, 2010.

Taxation, page AMS-6

71. We refer to your statement that "In accordance with the relevant tax laws in the PRC, as an agriculture growing enterprise, the Company is exempted from corporate income tax from 2010 to 2012. Accordingly, the company statutory rate was 0% and 0% for the periods ended September 30, 2011 and 2010." Since you no longer appear to be an agriculture growing enterprise, please revise this statement to discuss the corporate tax

rates appropriate to your current business. Also, correct this statement in your notes to the financial statements for the fiscal year ended December 31, 2010. Adjust your financial statements accordingly.

72. In addition, you state that, "In accordance with the relevant tax laws in the PRC, as an agriculture growing enterprise, the Company is exempted from VAT for the periods ended September 30, 2011 and 2010." Since you no longer appear to be an agriculture growing enterprise, please revise this statement to discuss the corporate tax rates appropriate to your current business. Also, correct this statement in your notes to the financial statements for the fiscal year ended December 31, 2010. Adjust your financial statements accordingly.

Note 3 Equipment, page AMS-6

73. It appears that you only have office equipment with an original carrying value of $89,970 as your property, plant, and equipment. Please tell us how you are able to be in your current business and generate revenue with only office equipment as your property, plant, and equipment. Tell us how your products and or services are produced.

Financial Statements for Year Ended December 31, 2010

74. Based on your consolidated statement of changes in stockholders' equity and consolidated statement of cash flows it appears that you acquired a variable interest entity, recording a cash inflow of $234,379. Please discuss your material business combinations in the notes to your financial statements in accordance with the disclosure requirement of ASC 805. Tell us in detail how you accounted for this acquisition. Refer to your basis in accounting literature.

Consolidated Balance Sheet, page AMS-9

75. It appears that you had a balance of $214,023 due to related parties as of December 31, 2010. This balance appears to be zero as of September 30, 2011. In this regard, tell us how you repaid your related parties during the nine months ended September 30, 2011. We note that the consolidated statement of cash flows for the nine month period ended September 30, 2010 does not show a cash outflow to a related party. Also, provide related party footnote disclosure for this transaction as well as any other related party transaction in accordance with ASC 850.

Exhibit 99.2

76. Please revise the pro forma financial information in Exhibit 99.2 to present in columnar form condensed historical statements of each entity involved, pro forma adjustments, and the pro forma results. You should also include explanatory notes that describe in detail each pro forma adjustment and provide an introductory paragraph which briefly sets forth a description of the transaction, the entities involved, and the periods for which the pro

forma information is presented. Please refer the guidance in Article 11 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Madeline Franco